SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Guild Holdings Company

Name of Issuer

Class A Common Stock, par value $0.01 per share

Title of Class of Securities

          40172N107

CUSIP Number

December 31, 2023

Date of Event That Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40172N107	13G	Page 2 of 4 Pages
1		NAME OF REPORTING PERSON: Linda Scott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,218,780 shares of Class A Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,218,780 shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,218,780 shares of Class A Common Stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON IN

Page     3     of     4      Pages

Item 1.

(a)	Name of Issuer

The name of the issuer is Guild Holdings Company (“Guild” or the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

5887 Copley Drive, San Diego, CA 92111

Item 2.

(a)	Name of Person Filing. Linda Scott.

(b)	Address of Principal Business Office or, if none, Residence.

c/o Guild Holdings Company, 5887 Copley Drive, San Diego, CA 92111

(c)	Citizenship.

Ms. Scott is a citizen of the United States of American.

(d)	Title of Class of Securities. Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number. 40172N107

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: As of December 31, 2023, Ms. Scott held 1,218,780 shares of Guild’s Class A Common Stock.

(b)	Percent of Class: Based on 20,763,818 shares of Guild’s Class A Common Stock outstanding as of November 3, 2023 as reported in Guild’s Form 10-Q for the quarterly period ended September 30, 2023, Ms. Scott is the beneficial owner of 5.9% of Guild’s Class A Common Stock.

Page     4     of     4      Pages

(c)	The reporting person have the power to vote or dispose of the number of shares as follows:

(i)	Sole power to vote or to direct the vote. Ms. Scott has the sole power to vote or direct the vote of 1,218,780 shares of Guild’s Class A Common Stock.

(ii)	Shared power to vote or to direct the vote. N/A

(iii)	Sole power to dispose or to direct the disposition of. Ms. Scott has the sole power to dispose or direct the disposition of 1,218,780 shares of Guild’s Class A Common Stock.

(iv)	Shared power to dispose or to direct the disposition of. N/A

Item 5.	Ownership of Five Percent or less of a Class. Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Linda Scott
Linda Scott

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